UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-42528

LZ TECHNOLOGY HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit 311, Floor 3, No. 5999 Wuxing Avenue, Zhili Town, Wuxing District

Huzhou City, Zhejiang province, People’s Republic of China 313000

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Resignation of Director

The board of directors (the “Board”) of LZ Technology Holdings Limited (the “Company”) has received a resignation letter from Ms. Li Zhang (“Ms. Zhang”), pursuant to which she resigned as a director of the Company and as Chair of the Nominating and Corporate Governance Committee and a member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, effective June 5, 2026. Ms. Zhang’s resignation from the Board and the three committees was due to personal reasons.

Appointment of New Director

On June 5, 2026, the Board appointed Ms. Huijuan Xu (“Ms. Xu”) as an independent director of the Company effective immediately to fill the vacancy created by Ms. Zhang’s resignation. In connection with her appointment, Ms. Xu was also appointed to serve as Chair of the Nominating and Corporate Governance Committee and as a member of each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Ms. Xu has more than two decades of experience in the international shipping and logistics industry. She currently serves as Senior Sales Executive at CMA CGM (China) Shipping Co., Ltd., Xiamen Branch (“CMA CGM”), a position she has held since January 2020. Prior to joining CMA CGM, Ms. Xu was employed by APL (China) Co. Ltd., Xiamen Branch, from December 2002 to December 2019, where she advanced through positions of increasing responsibility, serving successively as Sales Support, Sales Representative, Senior Sales Representative and Account Manager. Over the course of her career, Ms. Xu has developed in-depth knowledge of the shipping industry across a range of trades and markets, together with expertise in sales strategy, account management, business development, market intelligence and team leadership. Ms. Xu holds a Bachelor’s degree in Business English from Xiamen University of Technology.

Ms. Xu was recommended for appointment by the Nominating and Corporate Governance Committee, which reviewed her qualifications and determined that she possesses experience and qualifications relevant to the Company’s business and corporate governance needs. The Board has determined that Ms. Xu satisfies the applicable independence requirements under Rule 10A-3 and Rule 10C-1 of the Securities Exchange Act of 1934, as amended, and the applicable listing rules of The Nasdaq Stock Market LLC, and qualifies as an independent director. The Board has further determined that Ms. Xu satisfies the financial literacy requirements under Rule 5605(c)(2) of the Nasdaq Stock Market LLC for service on the Audit Committee. To the best knowledge of the Company, Ms. Xu was not appointed pursuant to any arrangement or understanding between her and any other person and has no family relationships with any of the executive officers or directors of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2026	LZ TECHNOLOGY HOLDINGS LIMITED

	By:	/s/ Runzhe Zhang
Runzhe Zhang
Chief Executive Officer

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